Exhibit 99.1

EXECUTION VERSION

NOMINATION AND COOPERATION AGREEMENT

This Nomination and Cooperation Agreement (this “Agreement”), dated April 14, 2022 (the “Effective Date”), is by and among Navient Corporation, a Delaware corporation (the “Company”), Mr. Edward J. Bramson (the “Sherborne Designee”), Sherborne Investors Management LP and Newbury Investors LLC (together with Sherborne Investors Management LP and the Sherborne Designee, “Sherborne,” and together with the Company, the “Parties,” and each a “Party”).

WHEREAS, Sherborne, together with its controlled and controlling Affiliates (as such term is defined in Rule 12b-2 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (collectively with Sherborne and the Sherborne Designee, the “Sherborne Group” and individually, a “member” of the Sherborne Group), currently beneficially owns 29,449,997 shares of the common stock, par value $0.01 per share, of the Company (the “Common Stock”);

WHEREAS, the Sherborne Group has previously converted all of the securities (including any derivative or short positions, swaps, profit interests, options, warrants, convertible securities and the economic interests underlying such securities) of the Company held by it into shares of Common Stock, as applicable, and hereby represents and warrants to the Company that it has converted the entirety of its economic position into shares of Common Stock; and

WHEREAS, the Nominations and Governance Committee of the Board (the “Nominations and Governance Committee”) and the Company’s Board of Directors (the “Board”) have considered the qualifications of the Sherborne Designee and conducted such interviews and other reviews and assessments as they have deemed appropriate.

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.                  Board Nomination.

(a)               The Company will take the necessary action to nominate the Sherborne Designee to stand for election at the 2022 annual meeting of stockholders of the Company (the “2022 Annual Meeting”) as a nominee for the Board.

(b)               The Company agrees to include the Sherborne Designee in its slate of Board-nominated and recommended candidates for election as directors of the Company at the 2022 Annual Meeting and, in connection therewith, the Company shall list the Sherborne Designee in the proxy statement and proxy card prepared, filed and delivered in connection with such meeting and recommend that the Company’s stockholders vote in favor of the election of the Sherborne Designee in the same manner as for the Company’s other director nominees at the 2022 Annual Meeting.

(c)               Prior to the execution of this Agreement, Sherborne shall have, and shall have caused the Sherborne Designee to, provide to the Company information required to be or customarily disclosed for directors, candidates for directors, and their affiliates and representatives in a proxy statement or other filings under applicable law or stock exchange rules or listing standards, and information in connection with assessing eligibility, independence and other criteria applicable to directors or satisfying compliance and legal obligations in connection with the Sherborne Designee’s nomination as a director of the Company, and thereafter shall, and shall cause the Sherborne Designee to, provide to the Company such other information reasonably requested by the Company from time to time as so required in connection with the Sherborne Designee’s nomination for election as a director of the Company at the 2022 Annual Meeting.

(d)               The Sherborne Group agrees that at all times while the Sherborne Designee is serving as a member of the Board he will (i) meet all applicable director independence, qualification and other standards of the Company, of applicable stock exchange listing standards, and of the SEC, and applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder; and (ii) be qualified to serve as a director under the Delaware General Corporation Law (the “DGCL”). The Sherborne Group will, and will cause the Sherborne Designee to, promptly advise the Nominations and Governance Committee if he ceases to satisfy any of the conditions in the preceding sentence.

(e)               During the Covered Period, the Sherborne Group shall not hold any securities of the Company other than Common Stock.

(f)                At all times while the Sherborne Designee serves as a member of the Board, the Sherborne Group shall cause the Sherborne Designee to comply with (1) all policies, procedures, processes, codes, rules, standards and guidelines applicable to non-management Board members, including the Company’s Board Governance Guidelines, Code of Business Conduct, Related Party Transaction Policy, and any other securities trading policies, anti-hedging policies, conflict of interest policies, and corporate governance guidelines or other items applicable to such directors (the “Company Policies”) and (2) the Confidentiality Agreement (as defined herein). The Sherborne Group, any of its Affiliates, and the Sherborne Designee will use its reasonable best efforts not to interact or engage with stockholders or other constituencies of the Company on behalf of or with respect to the Company absent prior authorization from the Company (it being understood for the avoidance of doubt that it will not be deemed a breach of this provision if any such constituency approaches the foregoing and the Sherborne Group, its Affiliates or the Sherborne Designee declines to engage).

(g)               At all times while the Sherborne Designee serves as a member of the Board, the Sherborne Designee acknowledges and agrees that he is subject to fiduciary duties to act solely in the best interests of the Company and its stockholders.

(h)               The Company agrees to notice the 2022 Annual Meeting to be held before June 30, 2022, subject to applicable law.

(i)                 The Company’s obligations set forth in Sections 1(a) and 1(b) shall terminate, and the Sherborne Designee shall promptly offer to resign from the Board and, if requested by the Company, promptly deliver his written resignation to the Board (in each case, such resignation shall be immediate and unconditional) it being understood that it shall be in the Board’s sole discretion whether to accept or reject such resignation if (i) the members of the Sherborne Group, collectively, cease to beneficially own at least 10.0% of the voting power of the stock of the Company (the “Minimum Ownership Threshold”), or (ii) Sherborne has materially breached any of the terms of this Agreement (including by materially breaching or ceasing to satisfy the conditions set forth in Sections 1(d), 1(e) or 1(f) above) and has failed to cure any such breach (if curable) within thirty (30) days of receipt of written notice from the Company of such determination (each, a “Triggering Event”). Sherborne agrees to cause the Sherborne Designee to resign from the Board if the Sherborne Designee fails to resign if and when requested pursuant to this Section 1(i) and represents and warrants that the Sherborne Designee has agreed to resign in such circumstances and further agrees that the Board may treat the Sherborne Designee as not validly on the Board in the event a Triggering Event has occurred, including where the Sherborne Designee fails to resign or Sherborne fails to cause his resignation in accordance with this Section 1(i). Sherborne will apprise the Company promptly upon the occurrence of a known Triggering Event.

(j)                 For purposes of calculating the Minimum Ownership Threshold, the total outstanding shares of Common Stock as of the date of such determination shall be deemed to be the lesser of (1) the aggregate number of shares of Common Stock outstanding as of the date hereof or (2) the aggregate number of shares of Common Stock outstanding as of the date of such determination (in each case, as adjusted for any combinations, splits, recapitalizations or similar actions).

2.                  Standstill.

(a)               Sherborne agrees (on behalf of itself, the Sherborne Designee and its affiliates) that, during the Covered Period (as defined below), unless specifically requested in writing by the Company or a majority of the Board, it shall not, and shall cause each of the members of the Sherborne Group (including the Sherborne Designee) not to, directly or indirectly (including, without limitation, through its advisors, agents, representatives or third parties), in any manner, alone or in concert with others:

(i)              (A) engage in, directly or indirectly, any “solicitation” of proxies (as such term is used in the proxy rules promulgated under the Exchange Act) or consents to vote, or seek to advise, knowingly encourage or knowingly influence any person with respect to the voting of any securities of the Company including for the election of individuals to the Board or stockholder proposals, (B) become a “participant” in any contested “solicitation” for the election of directors with respect to the Company (as such terms are defined or used under the Exchange Act), other than a “solicitation” or acting as a “participant” in support of all of the nominees of the Board at any stockholder meeting, (C) make or be the proponent of any stockholder proposal (pursuant to Rule 14a-8 under the Exchange Act or otherwise), (D) grant a proxy with respect to its Common Stock to any person not a party to this Agreement, director or officer of the Company, a member of the Sherborne Group or a Sherborne Representative (as defined below) (a “Third Party”) or (E) disclose publicly or to any Third Party its voting intentions or votes as to matters submitted to a stockholder vote during the Covered Period, except as to this clause (E), to the extent legally required, as to its vote on any proposal with respect to an Extraordinary Transaction;

(ii)           (A) form, join, knowingly encourage, knowingly influence or act in concert with in any “group” (as such term is defined in Section 13(d)(3) of the Exchange Act) with any persons who are not members of the Sherborne Group with respect to the Company or its securities or (B) agree to deposit any securities of the Company or any securities convertible or exchangeable into or exercisable for any such securities in any voting trust or similar arrangement, or subject any securities of the Company to any arrangement or agreement with respect to the voting thereof, except as expressly set forth in this Agreement;

(iii)         acquire, offer or propose to acquire, or agree to acquire, directly or indirectly, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a partnership, limited partnership, syndicate or other group (including any group of persons that would be treated as a single “person” under Section 13(d) of the Exchange Act), through swap or hedging transactions or otherwise, any securities of the Company or any rights decoupled from the underlying securities that would result in the Sherborne Group (together with the members of the Sherborne Group) owning, controlling or otherwise having any beneficial or other ownership interest in more than 20.0% in the aggregate of the voting power of the stock of the Company or 20.0% of an economic position in the Company at such time (such percentage, the “Ownership Limit”); provided, however, that nothing herein will require securities to be sold to the extent the members of the Sherborne Group, collectively, exceed the Ownership Limit under this paragraph as the result of a share repurchase that reduces the number of outstanding shares of Common Stock;

(iv)          except in a transaction approved by the Board or an open market broker sale transaction, sell, offer or agree to sell, directly or indirectly, through swap or hedging transactions or otherwise, any securities of the Company or any rights decoupled from the underlying securities held by the Sherborne Group to any Third Party that would result in such Third Party, together with its Affiliates and Associates, to your knowledge after reasonable inquiry owning, controlling or otherwise having any beneficial or other ownership interest in the aggregate 5% or more of the shares of Common Stock outstanding at such time;

(v)            except in a transaction approved by the Board or an open market broker sale transaction, sell, transfer, assign or convey, directly or indirectly, any securities of the Company to any person who to your knowledge after reasonable inquiry has previously initiated or participated in a proxy contest or other nomination or proposal campaign with respect to any public company (including the Company);

(vi)          sell, transfer, assign or convey, directly or indirectly, any rights decoupled from the underlying securities held by any member of the Sherborne Group to any person;

(vii)       make or submit, seek to make or submit, cause or participate in, or in any way knowingly assist or knowingly facilitate any other person to make or submit or seek to make or submit to the Company any offer or proposal for any tender or exchange offer, merger, consolidation, acquisition, business combination, recapitalization, reorganization, sale or acquisition of assets, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company or any of its subsidiaries or joint ventures or any of their respective securities (each, an “Extraordinary Transaction”), or make any public (or reasonably expected to become public) statement with respect to an Extraordinary Transaction; provided, however, that this clause shall not preclude Sherborne or any member of the Sherborne Group from tendering shares, receiving payment for shares or otherwise participating in any Extraordinary Transaction on the same basis as other stockholders of the Company;

(viii)     engage in any short sale or any purchase, sale or grant of any option, warrant, convertible security, stock appreciation right, or other similar right (including, without limitation, any put or call option or “swap” transaction) with respect to any security (other than any index fund, exchange traded fund, benchmark fund or broad basket of securities) that includes, relates to or derives any significant part of its value from a decline in the market price or value of the Company’s securities;

(ix)          (A) call or seek to call any meeting of stockholders, including by written consent, (B) seek representation on the Board, except as set forth herein, (C) seek the removal or election of any member of the Board or management, other than in accordance with any recommendation of the Board, (D) solicit consents from stockholders or otherwise act or seek for stockholders to act by written consent, other than in accordance with any recommendation of the Board, (E) conduct a referendum of stockholders, (F) make a request for any stockholder list or other Company books and records, whether pursuant to Section 220 of the DGCL or otherwise; or (G) institute, solicit, assist or join, as a party, any litigation, arbitration or other proceeding against or involving the Company or any of its current or former directors or officers (including derivative actions); provided, however, that for the avoidance of doubt, the foregoing clause (G) shall not prevent Sherborne or any of the members of the Sherborne Group from (i) bringing litigation against the Company to enforce any provision of this Agreement, (ii) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Company or its Affiliates against Sherborne or any of the members of the Sherborne Group in connection with this Agreement, (iii) exercising statutory appraisal rights or (iv) responding to or complying with validly issued legal process;

(x)            make any proposal or request with respect to: (A) any change in the Board, including the number or term of directors or the filling of any vacancies on the Board other than as provided under Section 1 of this Agreement, (B) any change in the capitalization or dividend policy of the Company, (C) any change in the Company’s management, business or corporate structure, (D) any waiver, amendment or modification to the Amended and Restated Certificate of Incorporation or Second Amended and Restated Bylaws, (E) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange or (F) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(xi)          make any public (or reasonably expected to become public) disclosure, announcement or statement regarding any intent, purpose, plan or proposal with respect to the Board, the Company, its management, policies or affairs, any of its securities or assets or this Agreement that is inconsistent with the provisions of this Agreement;

(xii)       make any public (or reasonably expected to become public) disclosure, announcement or statement to take any of the foregoing actions or initiate or enter into any discussions, negotiations, agreements or understandings with any Third Party with respect to any of the foregoing, or advise, assist, knowingly encourage or seek to persuade any Third Party to take any action or make any statement with respect to any of the foregoing, or otherwise take or cause any action or make any statement inconsistent with any of the foregoing;

(xiii)     other than with respect to the Sherborne Designee as not prohibited under (and in accordance with) the Company Policies, initiate discussions with any employee at the Company other than the Chief Executive Officer, the Chief Financial Officer and the Chief Legal Officer as set forth in the proviso set forth below regarding permitted private communications;

(xiv)      enter into any negotiations, agreements, contracts, arrangements or understandings, whether oral or written, formal or informal, including, without limitation, those related to pecuniary matters, compensation, consulting services, nomination obligations to act for the benefit of or report to the Sherborne Group or otherwise containing any restrictions or requirements on any such individual of any nature, featuring any voting or action commitments as to any matter or otherwise relating, directly or indirectly, to the Company, such individual’s relationship or potential relationship with the Company or the Sherborne Group’s investment or involvement in the Company, other than ordinary course agreements between members of the Sherborne Group and their investors (collectively, “Arrangements”);

(xv)        enter into any negotiations, agreements, contracts, arrangements or understandings, whether oral or written, formal or informal, with any Third Party to take any action that Sherborne or any of the members of the Sherborne Group are prohibited from taking pursuant to this Section 2(a); or

(xvi)      request, directly or indirectly, any amendment or waiver of the foregoing;

provided, that the restrictions in this Section 2(a) shall not be deemed to prohibit the Sherborne Group (or the Sherborne Designee) from communicating privately with the Company’s Chief Executive Officer, Chief Financial Officer, Chief Legal Officer, the Chair of the Board, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications.

(b)               During the Covered Period, Sherborne shall cause all shares of Common Stock beneficially owned, directly or indirectly, by it, or by any of the members of the Sherborne Group, to be present for quorum purposes and to be voted, at the Company’s annual and special meetings of stockholders and at any adjournments or postponements thereof, and vote in favor of all directors nominated by the Board for election at any such meeting (including the Sherborne Designee, as applicable), against any directors not nominated and recommended for election by the Board and in accordance with the Board’s recommendations with respect to any proposals that may be the subject of stockholder action at such meeting; provided, however, that Sherborne and any of the members of the Sherborne Group shall be permitted to vote in their sole discretion on any proposal with respect to an Extraordinary Transaction.

(c)               Nothing in this Agreement shall be deemed to limit the exercise in good faith by the Sherborne Designee of such person’s fiduciary duties solely in such person’s capacity as a director of the Company.

For purposes of this Agreement the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

3.                  Representations of the Company and Sherborne.

(a)               Representations of the Company. The Company represents and warrants to Sherborne as follows: (a) the Company has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms; (c) the execution, delivery, and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment, or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration, or cancellation of, any organizational document, agreement, contract, commitment, understanding, or arrangement to which the Company is a party or by which it is bound.

(b)               Representations of Sherborne. Sherborne represents and warrants to the Company as follows: (a) Sherborne has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly authorized, executed and delivered by Sherborne, constitutes a valid and binding obligation and agreement of Sherborne and is enforceable against Sherborne in accordance with its terms; (c) Sherborne, together with the members of the Sherborne Group, beneficially own, directly or indirectly, an aggregate of 29,449,997 shares of Common Stock and such shares of Common Stock constitute all of the Common Stock beneficially owned by Sherborne and the members of the Sherborne Group; and (d) the execution, delivery, and performance of this Agreement by Sherborne and the Sherborne Designee does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment, or decree applicable to Sherborne, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration, or cancellation of, any organizational document, agreement, contract, commitment, understanding, or arrangement to which Sherborne or Sherborne Designee is a party or by which it or he is bound. The Sherborne Group represents and warrants that no Arrangements currently exist with respect to any director, director nominee, officer, employee or other person and that any Arrangements involving the Sherborne Designee in his capacity as an employee of the Sherborne Group have been fully disclosed to the Company prior to the date hereof or will have terminated or be terminated in all respects prior to entry into this Agreement.

4.                  Mutual Non-Disparagement.

(a)               From the Effective Date and continuing during the Covered Period, Sherborne agrees that neither it nor any of the members of the Sherborne Group or Sherborne Representatives will, and it will cause each of the members of the Sherborne Group and the Sherborne Representatives not to, directly or indirectly, in any capacity or manner, make or cause to be made any statement, announcement or communication of any kind, whether verbal, in writing, electronically transferred or otherwise (including, without limitation, in a television, radio, newspaper, or magazine interview or podcast, Internet or social media communication or to any stockholder, holder of any other securities of the Company or any of its subsidiaries, sell-side or buy-side analyst, member of the media or other third party) that constitutes an ad hominem attack on, or that otherwise disparages, defames, slanders, impugns or is reasonably likely to damage the reputation of the Company, its Affiliates, its subsidiaries and its or their business or any of its or their directors (including any director or nominee for director (including any former director or director nominee) of the Company or any of its subsidiaries including regarding such individuals’ service with the Company or the Company’s subsidiary), officers (including any officer (including any former officer) of the Company or any of its subsidiaries including regarding such individuals’ service with the Company or the Company’s subsidiary) or employees (collectively, the “Company Representatives”).

(b)               From the Effective Date and continuing during the Covered Period, the Company agrees that neither it nor any of its controlled or controlling Affiliates or Company Representatives will, and it will cause each of its controlled or controlling Affiliates and Company Representatives not to, directly or indirectly, in any capacity or manner make or cause to be made any statement, announcement or communication of any kind, whether verbal, in writing, electronically transferred or otherwise (including, without limitation, in a television, radio, newspaper, or magazine interview or podcast, Internet or social media communication or to any stockholder, holder of any other securities of the Company or any of its subsidiaries, sell-side or buy-side analyst, member of the media or other third party) that constitutes an ad hominem attack on, or that otherwise disparages, defames, slanders, impugns or is reasonably likely to damage the reputation of Sherborne or any of its subsidiaries or Affiliates, its or their business or any of its or their directors, partners (other than partners that are solely limited partners), members or managers (including any director, partner, member or manager (including any former director, partner, member or manager) of any member of the Sherborne Group or any of their respective subsidiaries including regarding such individuals’ service in their capacity with any member of the Sherborne Group or any of their respective subsidiaries), officers (including any officer (including any former officer) of any member of the Sherborne Group or any of their respective subsidiaries including regarding such individuals’ service in their capacity with any member of the Sherborne Group or any of their respective subsidiaries), or employees (collectively, the “Sherborne Representatives”).

(c)               Nothing in this Agreement shall prohibit any Party from (i) communicating, on a confidential basis, with its controlling or controlled Affiliates and its and their attorneys, accountants, or financial advisors; (ii) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has, or may have, jurisdiction over any member of the Sherborne Group or the Company or any of its subsidiaries, as the case may be; or (iii) complying with any subpoena or other applicable legal process or responding to a request for information from any governmental authority with jurisdiction over the person from whom information is sought; provided that, such person shall promptly notify the other party upon receipt of such request and shall only provide information in response to such request that it reasonably believes is legally required to be disclosed upon the advice of its outside legal counsel.

5.                  Termination; Covered Period.

(a)               This Agreement is effective as of the date hereof and shall remain in full force and effect for the period (the “Covered Period”) commencing on the date hereof and ending on the date that is the earlier of (A) the later of the date that is (i) the earlier of (x) the closing of the 2023 annual meeting of stockholders of the Company and (y) 5:00 p.m. Eastern Time on June 30, 2023, and (ii) the date that is twenty (20) business days following the date the Sherborne Designee ceases to be a member of the Board; and (B) the election to terminate this Agreement by the non-breaching Party, upon a judicial determination that the Sherborne Group or the Company has materially breached any of the terms of this Agreement or the Confidentiality Agreement and has failed to cure any such breach within twenty (20) days of receipt of written notice of such determination.

(b)               The provisions of this Section 5, and Section 7 through Section 15 (and, for the avoidance of doubt, the Confidentiality Agreement in accordance with the terms set forth therein) shall survive the termination of this Agreement. No termination pursuant to Section 5(a) shall relieve any Party hereto from liability for any breach of this Agreement prior to such termination.

6.                  Public Announcement and SEC Filing.

(a)               Promptly as practicable following the execution of this Agreement, the Company and Sherborne shall issue a joint press release in the form attached to this Agreement as Exhibit A. The Company will also file with the SEC a Form 8-K reporting its entry into this Agreement. The Company will give Sherborne the opportunity to review and comment on disclosure regarding this Agreement and related matters contained in the Form 8-K and any exhibits thereto prior to filing it.

(b)               Sherborne shall promptly file an amendment to its Schedule 13D with respect to the Company filed with the SEC on March 4, 2022 (the “Sherborne Schedule 13D Amendment”) reporting the entry into this Agreement and amending applicable items. Sherborne will give the Company the opportunity to review and comment on disclosure regarding this Agreement and related matters contained in the Sherborne Schedule 13D Amendment and any exhibits thereto prior to filing it (as well as any disclosure made in any Sherborne filings in or pursuant to the requirements of any other jurisdiction).

7.                  Confidentiality Agreement. The Company, Sherborne and the Sherborne Designee confirm they have entered into a confidentiality agreement (the “Confidentiality Agreement”) with respect to certain matters.

8.                  Sherborne Responsibility for Sherborne Group, Sherborne Designee and Sherborne Representatives. For the avoidance of doubt, Sherborne agrees that it shall be responsible and liable for any action or omission by any member of the Sherborne Group, the Sherborne Designee or any Sherborne Representative that would constitute a breach of this Agreement or would have constituted a breach of this Agreement had such member of the Sherborne Group or Sherborne Representative been a party hereto.

9.                  Miscellaneous. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with the terms hereof and that such damage would not be adequately compensable in monetary damages. Accordingly, the Parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement, to enforce specifically the terms and provisions of this Agreement exclusively in the Court of Chancery or other federal or state courts of the State of Delaware, in addition to any other remedies at law or in equity, and each Party agrees it will not take any action, directly or indirectly, in opposition to another Party seeking relief. Each of the Parties hereto agrees to waive any bonding requirement under any applicable law, in the case any other Party seeks to enforce the terms by way of equitable relief. Furthermore, each of the Parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery or other federal or state courts of the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action arising out of this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery or other federal or state courts of the State of Delaware, and each of the Parties irrevocably waives the right to trial by jury, and (d) each of the Parties irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address of such Parties’ principal place of business or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING, WITHOUT LIMITATION, VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

10.              Expenses. All attorneys’ fees, costs and expenses incurred in connection with this Agreement and all matters related hereto will be paid by the Party incurring such fees, costs or expenses.

11.              Entire Agreement; Amendment. This Agreement and the Confidentiality Agreement contain the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersedes any and all prior and contemporaneous agreements, memoranda, arrangements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof. This Agreement may be amended only by an agreement in writing executed by the Parties hereto, and no waiver of compliance with any provision or condition of this Agreement and no consent provided for in this Agreement shall be effective unless evidenced by a written instrument executed by the Party against whom such waiver or consent is to be effective. No failure or delay by a Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

12.              Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) delivered in person or sent by overnight courier, when actually received during normal business hours at the address specified in this subsection, or (b) if given by email, when such email is transmitted to the email address set forth below:

if to the Company, to:	Navient Corporation 123 Justison Street Suite 400 Wilmington, Delaware 19801 Attention: Chief Legal Officer Email: Mark.Heleen@navient.com

With a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Attention: Mark Gordon & Sabastian V. Niles Email: MGordon@wlrk.com; SVNiles@wlrk.com

if to Sherborne, to:	Sherborne Investors Management LP 135 East 57th Street New York, New York 10022 Attention: Stephen Welker Email: SWelker@sherborneinvestors.com

13.              Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

14.              Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile transmission), each of which shall be deemed to be an original and all of which together shall constitute a single binding agreement on the Parties, notwithstanding that not all Parties are signatories to the same counterpart.

15.              No Third Party Beneficiaries; Assignment. This Agreement is solely for the benefit of the Parties hereto and is not binding upon or enforceable by any other persons. No Party to this Agreement may assign its rights or delegate its obligations under this Agreement, whether by operation of law or otherwise, and any assignment in contravention hereof shall be null and void. Nothing in this Agreement, whether express or implied, is intended to or shall confer any rights, benefits or remedies under or by reason of this Agreement on any persons other than the Parties hereto, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any Party.

16.              Interpretation and Construction. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” and “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “will” shall be construed to have the same meaning as the word “shall.” The words “dates hereof” will refer to the date of this Agreement. The word “or” is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument, law, rule or statute defined or referred to herein means, unless otherwise indicated, such agreement, instrument, law, rule or statute as from time to time amended, modified or supplemented. Each of the Parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each Party cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the Parties shall be deemed the work product of all of the Parties and may not be construed against any Party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted or prepared it is of no application and is hereby expressly waived by each of the Parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

NAVIENT CORPORATION

By:	/s/ Mark Heleen
	Name:	Mark Heleen
	Title:	Executive Vice President, Chief Legal Officer & Secretary

[Signature Page to the Nomination and Cooperation Agreement]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

Sherborne Investors Management LP

By:	Sherborne Investors Management GP, LLC, its general partner

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

NEWBURY INVESTORS LLC

By:	Sherborne Investors LP, its managing member

By:	Sherborne Investors GP, LLC, its general partner

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

By:	/s/ Edward J. Bramson
	Name:	Edward J. Bramson

[Signature Page to the Nomination and Cooperation Agreement]

EXHIBIT A

PRESS RELEASE

Navient, Sherborne Investors reach cooperation agreement;

Edward Bramson to be nominated as new board member

WILMINGTON, Del. and NEW YORK, April 18, 2022—Navient Corporation (Nasdaq: NAVI) and Sherborne Investors today announced an agreement under which Navient’s Board of Directors will nominate Edward Bramson, a Partner in Sherborne Investors, for election to Navient’s Board of Directors at Navient’s upcoming annual meeting, scheduled for June 2, 2022.

“We are pleased to welcome Ed as a nominee for the board and are confident his leadership, financial and capital markets knowledge and track record of enhancing shareholder value will be extremely beneficial,” said Linda Mills, chair of Navient’s Board of Directors. “We believe this agreement with Sherborne Investors, our largest shareholder, is in the best interests of all Navient shareholders.”

Edward Bramson said, “I am delighted to be nominated to join the board of Navient and, if elected, look forward to working with my fellow directors and Navient management to advance the interests of Navient’s shareholders and all of its stakeholders.”

Mr. Bramson is a Partner in and co-founded Sherborne Investors, which manages equity investments in public and private companies. He has also served as Chairman or Chief Executive Officer of seven publicly traded companies in various commercial and financial sectors.

* * *

About Navient

Navient (Nasdaq: NAVI) provides technology-enabled education finance and business processing solutions that simplify complex programs and help millions of people achieve success. Our customer-focused, data-driven services deliver exceptional results for clients in education, health care and government. Learn more at navient.com.

Contact for Navient:

Media: Paul Hartwick 302-283-4026, paul.hartwick@navient.com

Investors: Nathan Rutledge, 703-984-6801, nathan.rutledge@navient.com

Contact for Sherborne Investors:

Abernathy MacGregor

212-371-5999

Tom Johnson tbj@abmac.com

Jeremy Jacobs jrj@abmac.com

Deirdre Walsh dlw@abmac.com